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Exhibit 4.43

        [CONFORMED COPY]

Service Agreement

Scandinavian Broadcasting System (Jersey) Limited

and

Harry Evans Sloan

1 September 2002

THIS AGREEMENT is made as of 1 September 2002

BETWEEN:

(1)
SCANDINAVIAN BROADCASTING SYSTEM (JERSEY) LIMITED c/o P O Box 202, Sommerville House, Phillips St, St Helier, Jersey, JE4 8SP, Channel Islands, British Isles (the "Company"); and

(2)
HARRY EVANS SLOAN of 10802 Ambazac Way, Bel Air, Los Angeles, CA, 90077, USA (the "Executive").

RECITALS

  (A)
  The intent of this Agreement is to continue the Executive's leadership role as Chairman of the Board whose duties are to oversee and manage all matters related to the Board, its Committees, its organisation, its operation and its responsibilities, while at the same time to expand the Executive's role whereby the Executive will oversee the SBS Chief Executive Officer (currently Markus Tellenbach) and have primary responsibility for all SBS Group strategic initiatives and financial structure.

  (B)
  Following the resignation of Mr Michael Finkelstein as Chief Executive Officer, the Company and the Executive have concluded the terms of this Agreement, as set forth below, whereby the Executive intends to serve as Executive Chairman of the SBS Group.

THE PARTIES AGREE AS FOLLOWS:

1.     DEFINITIONS

        In this Agreement unless the context otherwise requires:

        "Appointment" has the meaning set out in clause 2.1;

        "Board" means the Board of Directors from time to time of SBS;

        "Commencement Date" means 1 September 2002;

        "Committee(s)" means any standing or ex officio committee meeting of the Board set up from time to time;

        "Compensation Committee" means that Committee comprising non-executive members of the Board responsible for approving the compensation arrangements for senior executives of the SBS Group;

        "Industrial Property" includes inventions, designs, processes, formulae, notations, improvements, know-how, reputation, moulds, get-ups, logos, devices, plans, models and literary, dramatic, musical and artistic works as defined by the Copyright Designs and Patents Act 1968 (UK);

        "Industrial Property Rights" includes patents, designs, trademarks, trade names, copyrights, and all other forms of industrial or intellectual property (in each case in any part of the world and whether or not registered or registrable and to the fullest extent thereof and for the full period thereof and all extensions and renewals thereof) and all applications for registration thereof, and all rights and interest thereto and therein;

        "Plan" means either SBS's 1994 Share Incentive Plan or 1992 Share Incentive Plan;

        "SBS" means SBS Broadcasting SA;

        "SBS Group" means SBS and each Subsidiary of SBS;

        "Subsidiary" has the meaning ascribed thereto in section 736 of the Companies Act 1985 (UK);

        "Term" means the period referred to in clause 2 hereof;

        "US$" means United States dollars, the lawful currency of the United States of America.

2.     TERM AND APPOINTMENT

2.1
The Company shall employ the Executive and the Executive shall serve the SBS Group as Executive Chairman of the SBS Group (the "Appointment"). The Appointment shall be deemed to have begun on the Commencement Date and shall continue (subject to earlier termination as provided for herein) for a fixed Term of 2 years and thereafter on such terms and conditions as may be agreed.

2.2
The Executive warrants that by entering into this Agreement he will not be in breach of any agreements with or obligations owed to any third parties.

3.     POWERS, DUTIES AND WORKING HOURS

3.1
During the continuance of the Executive's employment hereunder, the Executive agrees to:

(a)
be responsible for the organisation and operation of the Board including attending and chairing meetings of the Board and if required, serving as a director on the board of directors of any Subsidiary of the Company;

(b)
be responsible for the oversight of the operations of the SBS Group;

(c)
be responsible for strategic planning for the SBS Group and once such strategy has been approved by the Board, to liase with the Chief Executive Officer of SBS to ensure such strategic initiatives are implemented;

(d)
be responsible for financial issues relating to the SBS Group such as significant bank financing or capital market transactions;

(e)
unless prevented by ill health or accident, devote sufficient of his working hours and attention to the carrying out of his duties hereunder;

(f)
carry out his duties in a proper and efficient manner and use his best endeavours to promote and maintain the interests of the SBS Group;

(g)
perform such other duties in relation to the business of the SBS Group as required by the Board from time to time; and

(h)
comply with all other reasonable directions given to him by the Board from time to time.

3.2
The Executive shall report to the Board and shall keep the Board informed of the conduct of the affairs of the SBS Group for which he is responsible and shall provide such information and explanations as may be requested from time to time.

3.3
The Chief Executive Officer of the SBS Group will report to the Executive.

3.4
The Executive shall carry out his duties in Los Angeles, USA, Luxembourg or such other location as may be appropriate. The Company will provide the Executive with reasonable office accommodation, including secretarial assistance in both the United States of America and Europe, as it deems necessary during the period of the Appointment. The Executive will not be required to perform any services in the United Kingdom.

3.5
The Executive may be required in pursuance of his duties:

(a)
to work at such places as the Board may from time to time reasonably require; and

(b)
to travel to such places as the Board may from time to time reasonably require,

  it being acknowledged that the Executive shall not be required to live outside of London or Los Angeles for an extended period of time without the Executive's approval.

3.6
If this Agreement is not renewed or extended, the Executive may be engaged to provide consultancy services to the SBS Group on terms to be agreed provided, however, that neither the Company nor any other member of the SBS Group shall be under any obligation to retain the Executive as a consultant pursuant to this Section 3.6.

4.     HOLIDAY ENTITLEMENT

        During the Appointment the Executive shall be entitled to 5 (five) weeks' paid holiday each year during the Term.

5.     DISCLOSURE OF INTERESTS

5.1
Without the prior approval of the Board, the Executive shall not during the Appointment whether directly or indirectly, paid or unpaid be engaged or concerned in the conduct of any other actual or prospective business or profession or be or become an employee, agent, partner, consultant or director of any other company or firm or assist or have any financial interest in any other such business or profession other than his existing directorships as previously disclosed to SBS.

5.2
The Executive shall be permitted to hold shares or securities in a company, any of whose shares or securities are quoted or dealt in on any recognized investment exchange, provided such holding does not exceed 5% (five per cent.) of the issued share capital of the company concerned and is held by way of bona fide investment only.

6.     REMUNERATION

6.1
During the Appointment, the Executive's base salary will be US$400,000.00 (four hundred thousand United States dollars) each year during the Term (the "Salary"). The Salary shall be payable in equal instalments to the Executive, monthly in arrears.

6.2
During the Appointment, the Company may award the Executive an annual incentive bonus (the "Bonus"). The Bonus will comprise two elements. The first element of the Bonus will be purely discretionary and the amount of such Bonus shall be determined by the Compensation Committee in its sole discretion. This element of the Bonus will be calculated based upon the Compensation Committee's assessment of the Executive's performance and its assessment of whether the Company has attained its material strategic and financial objectives (the "Strategic Bonus Payment"). The remaining element of the Bonus will be calculated in accordance with clause 6.3 below. The parties agree that the parameters against which the Strategic Bonus Payment will be paid (in whole or part) and the percentage of the overall Bonus which shall be constituted by the Strategic Bonus Payment will be set annually by the Compensation Committee in consultation with the Executive. The Bonus will be payable on a pro rata basis for each calendar year or partial calendar year of the Appointment.

6.3
The second element of the Bonus will be calculated based purely on the financial performance of the SBS Group. In determining this element of the Bonus, the amount of EBITDA budgeted for each calendar year (each a "Financial Period") in the relevant annual budget approved by the Board for the SBS Group for that Financial Period (the "Budgeted EBITDA") (as adjusted from time to time in accordance with clause 6.4) will be compared against the amount of EBITDA recorded in the audited consolidated accounts of SBS (the "Actual EBITDA") which are approved by the Board for that Financial Period. The Company agrees that this element of the Bonus is payable in the amounts set out below:

  (a)
  If Actual EBITDA is equal to Budgeted EBITDA for any Financial Period, the amount of the Bonus payable pursuant to clause 6.3 shall be equal to US$300,000 (the "Minimum Bonus Payment"). For each 1% by which the Actual EBITDA exceeds Budgeted EBITDA in any Financial Period, the amount of the Minimum Bonus Payment shall be increased by US$15,000 up to the total maximum bonus payment of US$750,000 (i.e. where Actual EBITDA is 30% above Budgeted EBITDA for the relevant Financial Period) and which sum includes, for the avoidance of doubt, the Minimum Bonus Payment.

  (b)
  If Actual EBITDA for any Financial Period is no less than 95% of Budgeted EBITDA for that period (the "Threshold"), the Minimum Bonus Payment will be paid in full.

  (c)
  Where Actual EBITDA is below the Threshold for any Financial Period, for each further 1% by which Actual EBITDA is less than the Budgeted EBITDA during that Financial Period, the Minimum Bonus Payment shall be reduced by (US$20,000) provided that if for any Financial Period, Actual EBITDA is less than 80% of Budgeted EBITDA no bonus payment under this clause 6.3 will be payable at all. For the purposes of calculating the amount by which the Minimum Bonus Payment should be increased or decreased in accordance with the provisions of this sub-clause, the percentage by which Actual EBITDA exceeds or is less than Budgeted EBITDA shall be rounded up or down to the nearest whole number (for example, 84.50% is rounded up to 85% and 84.49% is rounded down to 84%).

  (d)
  The Executive must notify the Company how he elects to receive any Bonus within 10 (ten) business days of the date that audited consolidated accounts of SBS for any Financial Period (the "Accounts") are finalised in accordance with Article 6.3(e) below (the "Approval Date"). The strike price for any common shares of SBS which the Executive elects to receive will be the average of the closing price quoted for a Common Share of SBS on NASDAQ (reported in the Wall Street Journal, US Edition) over the 10 business days commencing on the Approval Date.

  (e)
  The Company agrees that the payment of any Bonus awarded to the Executive will be made within 30 (thirty) days of the date that the auditors confirm in writing to the Chief Financial Officer of SBS that their audit of the Accounts for the relevant Financial Period is finalised.

  (f)
  For the purposes of this Agreement "EBITDA" means the earnings of SBS on a consolidated basis, before interest expense, tax and depreciation and amortisation expenses are deducted, all as accounted for under US Generally Accepted Accounting Principles ("US GAAP").

6.4
If during any Financial Period, SBS sells any of its subsidiary operations or businesses, which are required to be consolidated for the purposes of US GAAP, (each a "Subsidiary Operation"), Budgeted EBITDA shall be reduced by the amount of EBITDA budgeted to be contributed by the relevant Subsidiary Operation to the SBS Group during the Financial Period ("Subsidiary EBITDA"). Such an adjustment to Budgeted EBITDA to take into account the loss of the Subsidiary EBITDA ("Adjusted EBITDA") will be pro-rated taking into account the amount of any Financial Period which is outstanding as at the date the Subsidiary Operation ceases to be required to be consolidated as part of the SBS Group for the purposes of US GAAP.

        Upon Adjusted Budgeted EBITDA being determined, the Bonus payable to the Executive pursuant to clause 6.3 will be determined by comparing Actual EBITDA against Adjusted EBITDA.

6.5
If SBS acquires any operation or business during any Financial Period which would constitute a Subsidiary Operation, the parties agree that there will be no adjustment made to Budgeted EBITDA for the purposes of clause 6.4.

6.6
Any payment of a Bonus which the Executive is awarded by the Compensation Committee or becomes entitled to in accordance with clause 6.3 shall be pro-rated accordingly for any period during the Appointment which is less than a full Financial Period.

6.7
The Bonus, if any, awarded to the Executive shall be paid by SBS to the Executive in cash, common shares of the Company or any combination thereof at the Executive's election, within 30 (thirty) days of such award being made.

6.8
The Executive and his spouse shall be entitled to be members of any pension or health insurance scheme established by the Company or any other member of the SBS Group for its employees provided, however, that the level of health insurance coverage shall not be less than that currently carried by the Executive (for himself and his spouse).

6.9
The Executive agrees that any taxes, insurance or other duties which may be properly payable by the Executive in any country in which the Executive may be domiciled for employment purposes at any time during the Term in respect of any Bonus or Salary shall be deducted by the Company before payment of any Bonus or the Salary is made to the Executive. The Company shall be responsible for the employer's share of all social or similar taxes or duties which may be payable.

7.     STOCK OPTIONS

7.1
The Company hereby agrees to procure that SBS shall grant the Executive a 10 (ten) year option to purchase in the aggregate 666,674 registered common shares in SBS (the "Option Shares") pursuant to and in accordance with the terms of the Plan.

7.2
On and subject to the terms of the Plan and the option agreement (the "Option Agreement") to be entered into between SBS and the Executive, the Option Shares shall vest as follows:

Exercise Price: US$17.71
Date of vesting	No. of Option Shares Vesting
March 1 2003	166,668
September 1 2003	166,668
March 1 2004	166,668
August 31 2004	166,670
7.3
The Company undertakes to procure that SBS shall take all necessary corporate action in order to ensure the Option Shares vest in the Executive in accordance with the terms of this clause 7.

7.4
If the Executive's employment is terminated pursuant to clause 12.2 all Options which have not vested shall lapse.

7.5
If the Executive's employment is terminated pursuant to clause 12.1 or 14 respectively, then the Executive shall have the full ten year period in which to exercise all of the Option Shares that have been vested.

8.     EXPENSES

8.1
The Executive shall be entitled to be repaid all reasonable travel (business class air fare), hotel and other expenses incurred in or about the performance of his duties hereunder, which expenses shall be evidenced in such manner as the Board may reasonably specify from time to time.

8.2
The Executive shall be entitled to be repaid all reasonable travel (business class air fare) expenses incurred by or in respect of the Executive's spouse provided that such expenses are incurred whilst the Executive's spouse accompanies the Executive and the Executive is engaged in the performance of his duties (as provided hereunder).

9.     CONFIDENTIAL INFORMATION

9.1
The Executive shall not use, disclose, divulge or communicate to any person, other than with the proper authority of the Board, or as required to be disclosed by any court or governmental, administrative or regulatory authority competent to require such disclosure; any of the trade secrets or other confidential information of or relating to the SBS Group (including but not limited to details of actual or potential customers, suppliers' product details, programming or advertising arrangements, prices, discounting arrangements, trade arrangements, terms of business, operating systems, financial information, developments and research and development activities) which he may create, develop, receive or obtain whilst employed by the Company.

9.2
The Executive shall not during the Appointment, otherwise than for the benefit of the SBS Group, make any records (whether recorded on paper, computer memory or discs or otherwise) relating to the SBS Group, its dealings or affairs, nor (either during the Appointment or thereafter) use or permit to be used any such records other than for the benefit of the SBS Group, it being agreed by the parties that all such records (and copies thereof) in the possession or control of the Executive shall be the property of the Company and shall be returned by the Executive to the Company on demand and, in any event, upon the termination of the Appointment.

9.3
It is agreed that clauses 9.1 and 9.2 shall survive expiry or termination of this Agreement.

10.   INVENTIONS AND CREATIVE WORKS

        The Executive agrees that all relevant Industrial Property and Industrial Property Rights therein created by the Executive during the course of his employment with the Company shall, to the fullest extent permitted by law, belong to, vest in and be the absolute, sole and unencumbered property of the Company. The Executive undertakes absolutely and unconditionally to execute all documents and do all other things necessary to give effect to this provision.

11.   RESTRICTIONS AFTER TERMINATION

11.1
At the election of the Company, the Executive shall not at any time within 6 months after the termination of the Appointment howsoever arising (other than through repudiatory breach by the Company), without the prior approval of the Board, either alone or jointly with or on behalf of any person, firm, company or entity and whether on his own account or in any other capacity whatsoever:

(a)
engage, assist or be interested in any undertaking which provides services or products similar to those of the SBS Group in the 12 (twelve) months prior to termination in any area, place or region in which the SBS Group is operating prior to the date of termination;

(b)
offer to employ or engage or solicit the employment or engagement of any person who, immediately prior to the date of termination, was an employee of any company in the SBS Group and whether or not such person would commit any breach of their contract of employment or engagement by reason of leaving the service of such company; or

(c)
solicit, interfere with or endeavour to entice away from any company in the SBS Group, any person, firm, company or entity who was a supplier of services or products to the SBS Group in the 12 (twelve) months prior to termination and with whom the Executive was concerned or had personal contact in the said period of 12 (twelve) months.

11.2
Each of the obligations contained in clause 11.1 constitutes an entirely separate and independent restriction on the Executive, and, if any part is found to be unenforceable, the remainder will remain valid and enforceable.

11.3
While the restrictions are considered by the parties to be fair and reasonable in the circumstances, it is agreed that if any such restrictions should be judged to be void or ineffective for any reason, but would be treated as valid and effective if part of the wording thereof were deleted, the said restrictions shall apply with such modifications as will be necessary to make them valid and effective.

11.4
For the avoidance of doubt, the provisions of this clause 11 shall take effect subject to clause 5.1 above.

12.   TERMINATION BY EVENTS OF DEFAULT

12.1
The Appointment may be terminated without cause if, in the reasonable judgement of a majority of the Board, such termination would be in the best interests of the SBS Group. In the event the Appointment is so terminated, the Executive shall be entitled to receive all amounts provided for under clause 6 for the remaining term of this Agreement and shall be entitled to immediate vesting of all the Option Shares. The period in which the Executive may exercise the Option Shares shall be determined in accordance with clause 7.5 above. In terms of the Bonus payable to the Executive under clause 6.3, the parties agree that the Executive shall be entitled to receive the amount of the Bonus last paid to the Executive by SBS under this Agreement (or any other service agreement) for each remaining year of the Appointment and each such payment will be pro rated on a time basis where any remaining period of the Appointment is less than twelve (12) months. (By way of example only if the Executive received a bonus of US$100,000 for 2002, if the Executive's services were terminated in 2003, he would receive an aggregate termination bonus of US$175,000.)

12.2
The Appointment shall be subject to summary termination at any time on notice in writing by the Company if the Executive shall have committed any material breach of this Agreement or (after warning in writing) any repeated or continued breach of his obligations hereunder or shall have been convicted of any act of dishonesty or fraud or breach of the rules, regulations or orders of the Securities and Exchange Commission. Subject to any applicable statutes of limitations, any delay by the Company in exercising such right of termination shall not constitute a waiver thereof. The Executive shall be given written notice of any breach and 5 (five) business days to cure such breach, it being recognised that certain types of breach are incapable of cure.

12.3
If the Appointment is terminated pursuant to clause 12.2, the Executive shall have no claim for compensation or otherwise (other than for compensation which shall have accrued as at the date of termination or to any Option Shares which have already vested in accordance with this Agreement or any prior agreement or arrangement between the Company and the Executive). The period in which the Executive may exercise the Option Shares which have vested as at the date of termination, shall be the period referred to in clause 7.5 above.

13.   OBLIGATIONS UPON TERMINATION

13.1
Upon the termination of the Appointment howsoever arising the Executive shall:

(a)
at any time or from time to time thereafter upon the request of the Company, resign without claim for post termination compensation other than as specifically contemplated by this Agreement from all offices held in the Company or the SBS Group and from membership of any organisation acquired by reason of or in connection with the Appointment and should he fail to do so each member of the Board is hereby irrevocably jointly and severally appointed by the Executive to be the Executive's attorney in his name and on his behalf to execute any documents and to do any things necessary or requisite to give effect to this sub-clause; and

  (b)
  deliver to the Company or to such other person as it may direct, all documents (including, but not limited to, correspondence, lists of clients or customers, keys, credit cards, notes, memoranda, plans, drawings and other documents or property of whatsoever nature and all copies thereof) made or compiled or acquired by the Executive during the Appointment and concerning the business, finances or affairs of the Company or any other member of the SBS Group.

13.2
After the termination of the Executive's employment hereunder, unless he continues to be employed in some other capacity by the SBS Group, he shall not at any time thereafter represent himself as being in any way connected with or interested in the business of or employed by any member of the SBS Group or use for trade or other purposes the name of SBS or any name capable of confusion therewith.

13.3
The termination of the Executive's employment hereunder for whatever reason shall not affect those terms of this Agreement which are expressed to have effect thereafter and shall be without prejudice to any accrued rights or remedies of the parties.

14.   ADVERSE CHANGE

14.1
If during the Term, the Executive considers that there has been a material adverse change in his working environment caused by a Change of Control, a material breach of this Agreement by the Company or other similar circumstance (the "Change"), the Executive shall have the right by notice in writing to the Company to terminate this Agreement, whereupon:

(a)
the Company shall forthwith pay to the Executive as a lump sum all amounts which would otherwise have been paid to him under clause 6 of this Agreement until the expiry of the Term and any other payment or reimbursement which may have accrued to the Executive under the Agreement but remain unpaid as at the date of termination; and

(b)
all Option Shares shall automatically vest in the Executive at the date of termination. The period in which the Executive may exercise the Option Shares shall be determined in accordance with clause 7.5 above.

  For the avoidance of doubt, any Bonus payable to the Executive under this clause 14 shall be calculated in accordance with the principles outlined in clause 12.1.

14.2
Before issuing any notice under clause 14.1 the Executive agrees, if requested, to discuss the circumstances giving rise to the Change and his future role and position in the SBS Group with the Board.

14.3
For the purposes of this clause:

(a)
"Change of Control" means the acquisition whether directly or indirectly of common shares of SBS by any person or persons connected with each other or persons acting in concert with each other, as a result of which such person or persons would obtain control over that number of common shares in SBS which in aggregate confers 50% or more of the voting rights normally exercisable at General Meetings of SBS or any merger, consolidation, reorganisation or similar transaction of like effect or any change in the composition of the Board whereby any such person or persons shall have the ability to control the decisions of the Board or any similar circumstances;

(b)
"connected" in the context of determining whether one person is connected with another, shall be determined in accordance with the provisions of Section 839 of the Income and Corporation Taxes Act 1988 (UK); and

  (c)
  "acting in concert" shall have the meaning set out in the City Code on Takeovers and Mergers (UK).

15.   NOTICES

        Any notice to be given hereunder shall be in writing. Notices may be given by either party by personal delivery or post or by fax addressed to the other party at (in the case of the Company) its registered office for the time being and (in the case of the Executive) his last known address first above written and any such notice given by letter or fax shall be deemed to have been served at the time at which the letter was delivered personally or transmitted or if sent by post would be delivered in the ordinary course of post.

16.   PROPER LAW

16.1
Any dispute, controversy, proceedings or claim of whatsoever nature arising out of or relating to a breach of this Agreement shall be governed and construed in all respects in accordance with the laws of the State of California.

16.2
The Parties agree to submit to the non-exclusive jurisdiction of the courts in the State of California for the purpose of hearing and determining any suit, action or proceeding and/or to settle any disputes arising out of or in connection with this Agreement.

17.   CONSTRUCTION

17.1
The headings in this Agreement are inserted for convenience only and shall not affect its construction.

17.2
Any reference to a statutory provision shall be construed as a reference to any statutory modification or re-enactment thereof (whether before or after the date hereof) for the time being in force.

18.   GENERAL

        No failure or delay by the Company in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by the Company of any right, power or privilege preclude any further exercise thereof or the exercise of any right, power or privilege.

19.   OTHER AGREEMENTS

        This Agreement shall supersede and replace all previous agreements between the Company or any other member of the SBS Group and the Executive, if any, in relation to his employment.

        IN WITNESS whereof this Agreement has been executed as at the date first written above.

Signed by:	/s/ Harry Evans Sloan	)
	HARRY EVANS SLOAN	)
)
)
Signed by:	/s/ Anthony William Ghee	)
	ANTHONY WILLIAM GHEE	)
	for and on behalf of	)
	SCANDINAVIAN BROADCASTING	)
	SYSTEM (JERSEY) LIMITED	)

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  Exhibit 4.43
CONTENTS